

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Ganesh Kumar
Chief Financial Officer
OFG Bancorp
254 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

      Re: OFG Bancorp
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed February26, 2015
                Form 10-Q for Fiscal Quarter Ended March 31, 2015
                Filed May 8, 2015
                Definitive Proxy Statement
                Filed March 12, 2015
                File No. 001-31343

Dear Mr. Kumar:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 5 – Loans

Nonaccrual Loans, page 138

1.   The total of nonperforming loans for both 2013 and 2014 in table 12 does not agree to the information provided in the tables on pages 138-139. Please tell us the reasons for the differences and revise future filings, if necessary.

Non-covered Acquired Loans Accounted for under ASC 310-30, page 141

2. We note that significant changes in the types of impaired non-covered loans between the years ended December 31, 2013 and December 2014. Specifically, there were $380 million of acquired auto loans identified as being impaired at year end 2013 compared to none at year end 2014. In addition, there were significant increases in both construction and commercial impaired loan pools during 2014. Please tell us, and revise in future filings, to address the reasons for the significant increases or decreases between these periods.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Notes to Unaudited Consolidated Financial Statements

Note 4. Loans

Credit Quality Indicators, page 31

3. We note the Company placed the $200 million participation in the fuel purchase line of credit with the Puerto Rico Electric Power Authority on nonaccrual status at March 31, 2015. You recorded a provision of $24 million due to the entity's unwillingness to meet its contractual obligations. Please tell us how the company determined the amount of the provision recorded on this line of credit at March 31, 2015.

Definitive Proxy Statement

Compensation Discussion and Analysis

Analysis of Compensation Decisions, page 28

4. We note your disclosure regarding weighting and actual percentage of target achieved for each performance measure. Please tell us and in future filings quantify the threshold, target and maximum levels for each performance measure. For guidance, please refer to Item 402(b)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Josh Samples at (202) 551-3199 or Mike Clampitt at (202) 551-3434 if you have questions regarding legal comments. Please contact Marc Thomas at (202) 551-3452 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant